UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

DATARAM CORPORATION

(Exact name of registrant as specified in its charter)

001-08266

(Commission File Number)

Nevada	22-1831409
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

777 Alexander Road, Suite 100

Princeton, NJ 08540

(Address of principal executive offices)

(609) 799-0071

(Registrant's telephone number)

Copies to:

Harvey J. Kesner Esq.

Sichenzia Ross Ference Kesner LLP

61 Broadway, 32nd Floor

New York, New York 10006

Phone: (212) 930-9700

Fax: (212) 930-9725

Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

April 21, 2017

This Information Statement is being furnished on or about April 21, 2017 to all of the shareholders of record at the close of business on April 21, 2017 of the common stock, par value $0.001 per share, of Dataram Corporation.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Dataram Corporation.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF DATARAM CORPORATION, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

INTRODUCTION

On June 13, 2016, Dataram Corporation (the “Company”) entered into an Agreement and Plan of Merger, as amended and restated on July 29, 2016, and further amended and restated on September 14, 2016 and November 28, 2016 (as so amended, the “Merger Agreement”), with Dataram Acquisition Sub, Inc., a Nevada corporation and our wholly-owned subsidiary (“DAS”), U.S. Gold Corp., a Nevada corporation (“USG”) and Copper King LLC, the principal shareholder of USG (“Copper King”) pursuant to which USG will be merged with and into DAS, with USG surviving the merger as the surviving corporation and wholly-owned subsidiary of the Company (the “Merger”). On June 13, 2016, the Company’s Board of Directors (the “Board”) approved the Merger and the issuance of the Merger Consideration (defined below), and the Board has subsequently approved each of the amendments to the Merger Agreement and Merger Consideration.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, the outstanding shares of common stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock of USG will be converted into the right to receive an aggregate of (i) up to 45,880,820 shares of common stock, par value $0.001 per share (the “Common Stock”) of the Company (including shares of Common Stock issuable upon conversion of the Company’s newly designated Series C Preferred Stock), (ii) options held by certain USG holders will be exchanged for five-year options to purchase up to 925,833 shares of the Company’s Common Stock at an exercise price equal to $0.90 per share which vest 1/24 each month over 2 years from the original date of issue and (iii) warrants held by USG holders will be exchanged for five-year cashless warrants to purchase up to 1,809,436 shares of the Company’s Common Stock at an exercise price equal to $0.66 per share (collectively, the “Merger Consideration”) as consideration for the acquisition of USG in accordance with The NASDAQ Stock Market Rules (the “Stock Market Rules”).

As a condition to the closing of the Merger certain USG security holders entered into lock-up agreements pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of the Company’s Common Stock, including, as applicable, shares received in the Merger from that effective time of the Merger until one or two years following the closing of the Merger.

At the effective time of the Merger, the Company shall deliver to the escrow agent, Merger Consideration consisting of 10% of the total number of shares of capital stock of the Company otherwise issuable to Copper King in shares of Series C Preferred Stock (the “Escrow Shares”). The Escrow Shares will be available to secure any claims that may arise with respect to the representations, warranties, covenants or indemnification obligations of Copper King and USG pursuant to the Merger Agreement as well as against the failure to deliver a new economic preliminary report upon the Copper King project during the period of 12 months following the closing of the Merger.

At a special meeting of the Dataram’s shareholders held on March 30, 2017, the Company’s shareholders approved the following:

•	The Merger Agreement and the issuance of the Merger Consideration provided for thereunder as well as the change in control resulting from the Merger in accordance with the Stock Market Rules;
•	A certificate of amendment to the Company’s Articles of Incorporation to increase the Company’s authorized number of shares of Common Stock and preferred stock to 200,000,000 shares from 54,000,000 shares and 50,000,000 shares from 5,000,000 shares, respectively; and
•	The granting of the authority to the Board of Directors, in its sole discretion, to implement a reverse stock split of the Company’s issued and outstanding Common Stock by a ratio of not less than 1-for-2 and not more than 1-for-10 at any time prior to March 30, 2018.

Pursuant to the Merger Agreement and upon the later of (i) 11 days after the mailing of this Schedule 14f-1 and (ii) the closing date of the Merger, Trent D. Davis and Michael E. Markulec will resign as members of the Board of Directors of the Company and the following three USG designees will be appointed to the Company’s Board of Directors: Timothy M. Janke, James Dale Davidson and John N. Braca.

CHANGE OF CONTROL/CHANGE IN CONTROL

The Board has determined that the consummation of the Merger will constitute a change of control or change in control, as upon closing of the Merger, the majority of the members of the Board of Directors will change.

DIRECTORS AND EXECUTIVE OFFICERS

Current Officers and Directors of the Company

The following discussion sets forth information regarding our current executive officers and directors.

Name	Age	Title	Director / Officer Since
David A. Moylan	49	Chief Executive Officer, President and Chairman	2014
Anthony M. Lougee	55	Chief Financial Officer and Corporate Secretary	2002
Edward M. Karr	47	Director*	2015
Trent D. Davis	49	Director*	2015
Michael E. Markulec	51	Director*	2013

*Independent Director

David A. Moylan is President and Chief Executive Officer of the Company and Chairman of the Board. Upon consummation of the Merger, he will become President of the Dataram Division of the Company and remain a member of the Board, although he will no longer serve as Chairman. Mr. Moylan was previously a Partner at Yenni Capital, Inc., a private equity firm from 2013 through 2015. Mr. Moylan was also a Managing Director with the Corporate Executive Board (“CEB”), the world’s leading member-based advisory company, from 2010 to 2012. At CEB, Mr. Moylan held several executive roles which addressed critical business challenges. As a General Manager, he led the three-way global integration of Valtera with CLC Genesee and CEB’s core businesses across all functional areas. As President and CEO of Toolbox.com, he drove the successful turnaround of the business, returning it to profitability and spearheaded its successful divestiture. From 2008 through 2010, Mr. Moylan served as Vice President and Division COO for the Global Client Development Division at LexisNexis where he led operations and customer experience efforts and managed the Consulting and Training Services business. He also built a digital agency that delivered on-line marketing solutions to more than 13,000 customers and generated more than $40 million in annual revenue. In 2007, he was CEO of BK Global Ltd where he oversaw the growth of the business and its merger with another entity. From 2003 through 2007 he was an Executive Director at America Online (“AOL”) where he led numerous cross-functional efforts that planned and delivered web and client-based technology products to consumers. Prior to AOL, Mr. Moylan was a consultant with PricewaterhouseCoopers LLP and at A.T. Kearney, helping companies across multiple industries and continents grow their businesses and transform their business models. He is a former U.S. Army officer who served with the 101st Airborne Division (Air Assault), a graduate of the University of Vermont, and holds an MSIA (MBA) from Carnegie Mellon’s business school. Mr. Moylan is qualified to serve on our Board because of his breadth of knowledge and experience in all aspects of the Company’s activities, including products and services, customers, operations, strategic interests, sales and marketing efforts; his role currently as the CEO at the Company; broad knowledge and operating experience in the technology and services industries; financial and operating acumen; and expertise in evaluating growth and operational initiatives.

Anthony M. Lougee has been serving as the Chief Financial Officer of the Company since August 2015 and as the Corporate Secretary since June 2015. He will continue as the Company’s Chief Financial Officer after the Merger. He served as Dataram’s Chief Accounting Officer from September 2002 through August 2015. Mr. Lougee is an accomplished senior financial executive with significant experience working in accounting, finance, compliance, and management roles. He has been with Dataram Corporation for over 20 years. Mr. Lougee was also a General Accounting Manager for Dialight Corporation and Accountant with Philips Electronics. Mr. Lougee is a graduate of Monmouth University, and holds a BS and MBA degree.

Edward M. Karr has been serving as a Director of the Company since June 2015, and has been the President and Chief Executive Officer, and a Director of USG since April 2016. Upon consummation of the merger, he will become the President and Chief Executive Officer of the Company and remain a member of the board. Mr. Karr is an international entrepreneur and founder of several investment management companies based in Geneva, Switzerland. In addition, Mr. Karr is a Director of Pershing Gold Corp., an emerging Nevada gold producer, Chair of the Audit Committee of the Company and a Director and Chair of the Audit Committee of Levon Resources.  Mr. Karr previously served on the boards of PolarityTE, Inc. (formerly Majesco Entertainment Company) and Spherix Incorporated.  Mr. Karr is a board member and past President of the American International Club of Geneva and Chairman of Republican’s Overseas Switzerland. Mr. Karr has more than 25 years of capital markets experience as an executive manager, financial analyst, money manager and investor. In 2004, Futures Magazine named Mr. Karr as one of the world’s Top Traders. He is a frequent contributor to the financial press. Mr. Karr previously worked for Prudential Securities in the United States. Before his entry into the financial services arena, Mr. Karr was affiliated with the United States Antarctic Program and spent thirteen consecutive months working in the Antarctic, receiving the Antarctic Service Medal for winter over contributions of courage, sacrifice and devotion. Mr. Karr studied at Embry-Riddle Aeronautical University, Lansdowne College in London, England and received a B.S. in Economics/Finance with Honours (magna cum laude) from Southern New Hampshire University. Mr. Karr is qualified to serve on our Board because of his global operating and executive management experience; deep knowledge of capital markets; experience in public company accounting, finance, and audit matters as well as his experience in a range of board and committee functions as a member of various boards.

Trent D. Davis has served as a Director of the Company since June 2015. He is President and COO of Whitestone Investment Network, Inc., which specializes in providing executive advisory services to small entrepreneurial companies, as well as restructuring, recapitalizing, and making strategic investments in small- to mid-size companies. From December 2014 until July 2015, Mr. Davis served as a director of PolarityTE, Inc. (formerly Majesco Entertainment Company). From November 2013 until July 2014, Mr. Davis served as the President and a director of Paulson Capital Corp. (formerly NASDAQ: PLCC) until he successfully completed the reverse merger of Paulson with VBI Vaccines (NASDAQ: VBIV). He now serves as a member of its board of directors and its audit committee. Trent was also the Chief Executive Officer of Paulson Investment Company, a subsidiary of Paulson Capital Corp, from July 2005 until October 2014, where he supervised all operations and over 200 investment representatives overseeing $1.5 billion in client assets. Prior to that, commencing in 1996, he served as Senior Vice President of Syndicate and National Sales of Paulson Investment Company, Inc. Mr. Davis has extensive experience in capital markets and brokerage operations and is credited with overseeing the syndication of approximately $600 million for over 50 client companies in both public and private transactions. He served as a board member of the National Investment Banking Association from 2001 until 2005, and was its Chairman in 2003. Mr. Davis holds a B.S. in Business and Economics from Linfield College and an M.B.A. from the University of Portland and has held the following FINRA Licenses: Series 7, 24, 63, 66, and 79. Mr. Davis is qualified to serve on the Board because of his deep knowledge of accounting, finance and operational issues; capital market, advisory and entrepreneurial experiences; and extensive experience in operational and executive management.

Michael E. Markulec has served as a Director of the Company since December 2013. He  is currently Partner at Harbor Technology Group, and previously has held various executive positions including President and CEO at AXON Ghost Sentinel and also at Lumeta Corporation for more than 13 years, including the past three 3 years as President and Chief Executive Officer, and the 10 years prior thereto as Chief Operating Officer. Lumeta Corporation, a manufacturer of the IPsonar product suite, is one of the most widely deployed real-time network discovery solutions for large enterprises and governments. Mr. Markulec received a Bachelor of Science-Mechanical Engineering from Norwich University and a Masters of Business Administration from Duke University-Fuqua School of Business, and served as an Engineer Officer of the United States Army prior to his business career. Mr. Markulec has received many accreditations and awards for his accomplishments at Lumeta Corporation and is a frequent speaker and presenter on a variety of networking and security topics. Mr. Markulec is qualified to serve on the Board because of his extensive business and management experience focusing on the engineering and technology fields; experience in business-to-business strategy; experience in enterprise risk management; and his particular experience in evaluating new opportunities and growth initiatives.

Officers and Directors Following the Closing of the Merger

Set forth below is certain information regarding the persons who will become officers of the Company following the closing of the Merger, and persons who will become directors of the Company following the resignations of Trent D. Davis and Michael E. Markulec as directors.

The Company’s Board of Directors will consist of five directors upon consummation of the Merger. Pursuant to the Merger Agreement and upon the later of (i) 11 days after the mailing of this Schedule 14f-1 and (ii) the closing date of the Merger, Trent D. Davis and Michael E. Markulec will resign as members of the Board of Directors of the Company and the following three USG designees will be appointed to the Company’s Board of Directors: Timothy M. Janke, James Dale Davidson and John N. Braca. The three designees appointed by USG meet the definition of “independent director” as defined by The NASDAQ Stock Market LLC any other requirements of applicable laws and regulations, and any additional director independence standards adopted by the Company.

The following table lists the names, ages, and positions of the individuals who, as of April 21, 2017 and pursuant to the Merger Agreement, are expected to serve as executive officers and directors of the Company upon completion of the Merger:

Name	Age	Title	Director / Officer Since
Edward M. Karr	47	Chief Executive Officer, President and Director	2015
David A. Moylan	49	President: Dataram Division and Director	2014
Anthony M. Lougee	55	Chief Financial Officer	2002
David S. Rector	70	Chief Operating Officer and Corporate Secretary	2016
Timothy M Janke	65	Director*	2016
James Dale Davidson	70	Director*	-
John N. Braca	59	Director*	-

*Independent Director

Background information on Mssrs. Moylan, Lougee and Karr is in the “Current Officers and Directors of the Company” section above..

David S. Rector has been serving as the Chief Operating Officer and a member of the board of directors of USG since April 2016. In addition, he has been serving as the Chief Executive Officer of Sevion Therapeutics, Inc. (“Sevion”) since January 2015 and as a member of the board of directors of Sevion since February 2002. Mr. Rector served as a director of PolarityTE, Inc. (formerly Majesco Entertainment Company) from July 2015 to December 2016 and has been serving as a director of SciVac Therapeutics, Inc. since May 2015. Since 1985, Mr. Rector has been the Principal of The David Stephen Group which provides enterprise consulting services to emerging and developing companies in a variety of industries. Mr. Rector served as a director and member of the compensation and audit committee of the Dallas Gold and Silver Exchange Companies Inc. (formerly Superior Galleries, Inc.) from May 2004 to September 2015, and from January 2014 through January 2015, Mr. Rector served on the board of directors of MV Portfolios, Inc. (formerly California Gold Corp.). From November 2012 through January 2014, Mr. Rector served as the CEO and President of Valor Gold, and from February 2012 through January 2013, Mr. Rector served as the VP Finance & Administration of Pershing Gold Corp. From May 2011 through February 2012, Mr. Rector served as the President of Sagebrush Gold, Ltd., and from October 2009 through August 2011, Mr. Rector served as President and CEO of Li3 Energy, Inc. From July 2009 through May 2011, Mr. Rector served as President and CEO of Nevada Gold Holdings, Inc., and from September 2008 through November 2010, Mr. Rector served as President and CEO Universal Gold Mining Corp. From October 2007 through February 2013, Mr. Rector served as President and CEO of Standard Drilling, Inc., and from May 2004 through December 2006, Mr. Rector served in senior management positions with Nanoscience Technologies, Inc., a development stage company engaged in the development of DNA Nanotechnology. From 1983 until 1985, Mr. Rector served as President and General Manager of Sunset Designs, Inc., a domestic and international manufacturer and marketer of consumer product craft kits, and a wholly-owned subsidiary of Reckitt & Coleman N.A. From 1980 until 1983, Mr. Rector served as the Director of Marketing of Sunset Designs, and from 1971 until 1980, Mr. Rector served in progressive roles in the financial and product marketing departments of Crown Zellerbach Corporation, a multi-billion dollar pulp and paper industry corporation. Mr. Rector received a Bachelor of Science degree in Business/Finance from Murray State University in 1969.

Timothy M. Janke has been serving as a member of the board of directors of USG since April 2016. In addition, he has been serving as the Chief Operating Officer of Pershing Gold Corp. since August 2014. Since November 2010, Mr. Janke has been the president of his own consulting business providing mine operating and evaluation services to several mining companies. Beginning in July 2012, he provided consulting services at the Relief Canyon Project advising the Company on mine start-up plans and related activities. From June 2010 to August 2014, Mr. Janke served as Vice President and Chief Operating Officer of Renaissance Gold, Inc. and its predecessor Auex Ventures, Inc. He was General Manager-Projects for Goldcorp Inc. and its predecessor Glamis Gold, Inc. from July 2009 to May 2010, Vice President and General Manager of the Marigold Mine from February 2006 to June 2009, and its Manager of Technical Services from September 2004 to January 2006. Since August 2011, Mr. Janke has served as a director for Renaissance Gold. He is a past Director of both the Nevada Mining Association, and Silverado Area Council Boy Scouts. He has a B.S. in Mining Engineering from the Mackay School of Mines. Mr. Janke is qualified to serve on our Board because of his more than 40 years of engineering and operational experience in the mining industry, and broad range of expertise in mining operations throughout the USA, Canada and Australia.

James Dale Davidson has been a member of S.A.C.S. OF Beaverton LLC since 2015, Founding Director of Vamos Holdings since 2012, Director of Solar Avenir since 2016, Founding Director of Telometrix since 2016, and Founding Managing Member of Goldrock Resources, LLC since 2016. Mr. Davidson first became active in the mining business after his forecast of the collapse of the Soviet Union was born out. After several small successes, Davidson teamed with Richard Moores in 1996 to launch Anatolia Minerals with an initial capital of $800,000. At its peak, the company attained a market cap of $3.5 billion. Davidson, a graduate of Oxford University, has had a successful career as a serial entrepreneur. He is the author of Blood in the Streets: Investment Profits in a World Gone Mad, The Great Reckoning: Protect Yourself in the Coming Depression and The Sovereign Individual (all with Lord William Rees-Mogg) and Brazil is the New America, The Age of Deception, and The Breaking Point. Mr. Davidson qualified to serve on our Board because of his experience in mining operations and corporate governance.

John N. Braca is a financial executive and business partner with a strong track record in portfolio management, venture capital fundraising, as well as financial and operational management.  He has served as a director and board observer for life science, technology and development companies over the course of his career.  Mr. Braca has also served as an active member of both Audit and Compensation Committees for both public and private companies and has led several of the public companies as the Chairman of the Audit Committee.  John N. Braca has been a director of Sevion Therapeutics since October 2003. Since April 2013, Mr. Braca has been the President and sole proprietor of JNB Consulting, which provides strategic business development counsel to biotechnology companies. From August 2010 through April 2013, Mr. Braca had been the executive director controller for Iroko Pharmaceuticals, a privately-held global pharmaceutical company based in Philadelphia. From April 2006 through July 2010, Mr. Braca was the managing director of Fountainhead Venture Group, a healthcare information technology venture fund based in the Philadelphia area, and has been working with both investors and developing companies to establish exit and business development opportunities. From May 2005 through March 2006, Mr. Braca was also consultant and advisor to GlaxoSmithKline management in their research operations.   From 1997 to April 2005, Mr. Braca was a general partner and director of business investments for S.R. One, Limited, or S.R. One, the venture capital subsidiary of GlaxoSmithKline. In addition, from January 2000 to July 2003, Mr. Braca was a general partner of Euclid SR Partners Corporation, an independent venture capital partnership. Prior to joining S.R. One, Mr. Braca held various finance and operating positions of increasing responsibility within several subsidiaries and business units of GlaxoSmithKline. Mr. Braca is a licensed Certified Public Accountant in the state of Pennsylvania and is affiliated with the American Institute of Certified Public Accountants and the Pennsylvania Institute of Certified Public Accountants. Mr. Braca received a Bachelor of Science in Accounting from Villanova University and a Master of Business Administration in Marketing from Saint Joseph’s University. Mr. Braca is qualified to serve on the Board because of his deep knowledge of financial and operational issues; extensive experience in operational and executive management, deep governance acumen, and strong knowledge of early stage and public companies.

Family Relationships

There are no family relationships among the executive officers and directors of the Company who are expected take office upon the consummation of the Merger.

Legal Proceedings

Involvement in Certain Legal Proceedings

During the past ten years, none of our current directors, executive officers, promoters, control persons, or nominees has been:

•	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•	subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or any Federal or State authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;
•	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.
•	the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (a) any Federal or State securities or commodities law or regulation; (b) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (c) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
•	the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Independence of Directors

Our Board is currently comprised of four members, three of whom are independent directors. Mr. Moylan is not an independent director in light of his employment as CEO of the Company. Upon the later of (i) the closing of the Merger and (ii) the Company meeting its informational requirements under the Exchange Act, Timothy M. Janke, James Dale Davidson and John N. Braca will be considered “independent” directors as defined under the Stock Market Rules.

Upon closing of the Merger, Edward Karr, who is now considered an “independent director”, will be appointed the Company’s Chief Executive Officer and President and will no longer be considered an “independent director” as defined under the Stock Market Rules.

The Board, upon recommendation of the Nominating and Corporate Governance Committee, unanimously determined that each of our three non-employee directors is “independent,” as such term is defined in The NASDAQ Stock Market Rules.

Board Leadership Structure

The Board believes that the Company’s shareholders are best served if the Board retains the flexibility to adapt its leadership structure to applicable facts and circumstances, which necessarily change over time. Accordingly, the Company’s Corporate Governance Principles provide that the Board may combine or separate the roles of the CEO and chairman, as it deems advisable and in the best interests of the Company and its shareholders.

Prior to the consummation of the Merger, the independent directors concluded that the most effective leadership structure for the Company was for Mr. Moylan to serve as both our CEO and Chairman. The Board made this determination in light of Mr. Moylan’s service to, and varied experiences within, the Company, which allow him to bring to the Board a broad and uniquely well-informed perspective on the Company’s business, as well as substantial insight into the trends and opportunities that can affect the Company’s future. In adopting the structure, the Board also concluded that the strong independent membership of the Board and its standing committees ensures robust and effective communication between the directors and members of management, and that the overall leadership structure is effective in providing the Board with a well-informed and current view of the Company’s business that enhances its ability to address strategic considerations, as well as focus on the opportunities and risks that are of greatest importance to the Company and its shareholders.

Until January 2015, the Board separated the roles of Chairman and CEO. As part of its ongoing evaluation of the most effective leadership structure for the Company, in January 2015 the independent directors decided to combine the roles of CEO and Chairman, and also appoint a lead director. The independent directors believe that having a lead director enhances the Board’s independent oversight of management by further providing for strong independent leadership; independent discussion among directors; and independent evaluation of, and communication with, senior management of the Company. Mr. Davis currently serves as lead director, and has since being appointed to the Board in June 2015. The independent directors unanimously approved Mr. Davis to be lead director based on his experience, knowledge of governance practices, strategic considerations and the Company’s business interests.

Specific duties of the lead director include:

•	presiding at meetings of the independent directors;
•	serving as a liaison between the chairman and the independent directors;
•	consulting on meeting agendas;
•	working with management to assure that meeting materials are fulfilling the needs of directors;
•	consulting on the meeting calendar and schedules to assure there is sufficient time to discuss all agenda items;
•	calling meetings of the independent directors, including at the request of such directors;
•	presiding at Board meetings when the chairman is not present;
•	working with the independent directors to respond to shareholder inquiries involving the Board; and,
•	performing such other duties as the Board may from time to time delegate.

After consummation of the Merger, the independent directors will review the appropriate structure for the Board, and determine whether the position of Chairman should be held by an independent director or held by a member of the senior management team.

Director Attendance at Board, Committee, and Other Meetings

Directors are expected to attend Board meetings and meetings of the committees on which they serve, with the understanding that on occasion a director may be unable to attend a meeting. The Board does not have a policy on director attendance at the Company’s annual meeting.

The non-management directors (who also constitute all of the independent directors) meet in executive sessions in connection with regularly scheduled Board meetings and at such other times as the non-management directors deem appropriate. In 2016, these sessions were led by the lead director.

In 2016, the Board held eleven regular and special meetings, the non-management directors held four regular and special executive sessions, the Audit Committee held four regular and special meetings, the Compensation Committee held two regular and special meetings, and the Nominating and Corporate Governance Committee held two regular and special meetings. Each director attended 90% or more of the regular and special meetings of the Board and of the committees on which he or she served that were held during his or her term of office. Each of the non-management (and independent) directors attended 90% or more of the regular and special executive sessions that were held during his or her term of office.

Board Role in Risk Oversight

The Company’s Board plays an active role in risk oversight of the Company. The Board does not have a formal risk management committee, but administers this oversight function through various standing committees of the Board, which are described below. The Audit Committee periodically reviews overall enterprise risk management, in addition to maintaining responsibility for oversight of financial reporting-related risks, including those related to the Company’s accounting, auditing and financial reporting practices. The Audit Committee also reviews reports and considers any material allegations regarding potential violations of the Company’s Code of Ethics. The Compensation Committee oversees risks arising from the Company’s compensation policies and programs. This Committee has responsibility for evaluating and approving the executive compensation and benefit plans, policies and programs of the Company. The Nominating Committee oversees corporate governance risks and oversees and advises the Board with respect to the Company’s policies and practices regarding significant issues of corporate responsibility.

The Board has a process for shareholders to communicate with directors. Shareholders should write to the President at the Company’s mailing address and specifically request that a copy of the letter be distributed to a particular Board member or to all Board members. Where no such specific request is made, the letter will be distributed to Board members if material, in the judgment of the President, to matters on the Board’s agenda.

Committees of the Board

The Company’s Board has and will continue to have after the Merger three standing committees: Audit, Compensation, and Nominating and Corporate Governance. Each of the committees is and will be, upon consummation of the Merger, solely comprised of and chaired by independent directors, each of whom the Board has affirmatively determined is independent pursuant to the Stock Market Rules. Each of the committees operates pursuant to its charter. The Committee Charters are reviewed annually by the Nominating and Corporate Governance Committee. If appropriate, and in consultation with the chairs of the other committees, the Nominating and Corporate Governance Committee proposes revisions to the charters. The responsibilities of each committee are described in more detail below. The charters for the three committees are available on the Company’s website at http//www.dataram.com by following the link to “Investor Relations” and then to “Corporate Governance.”

Audit Committee

The Audit Committee, among other things, is responsible for:

•	appointing; approving the compensation of; overseeing the work of; and assessing the independence, qualifications, and performance of the independent auditor;
•	reviewing the internal audit function, including its independence, plans, and budget;
•	approving, in advance, audit and any permissible non-audit services performed by our independent auditor;
•	reviewing our internal controls with the independent auditor, the internal auditor, and management;
•	reviewing the adequacy of our accounting and financial controls as reported by the independent auditor, the internal auditor, and management;
•	overseeing our financial compliance system; and
•	overseeing our major risk exposures regarding the Company’s accounting and financial reporting policies, the activities of our internal audit function, and information technology.

In connection with the Audit Committee’s responsibility for overseeing the Company’s overall financial reporting process, the Company took the following actions with respect to financial statements for the 2016 fiscal year:

•	reviewed and discussed the audited financial statements for the fiscal year ended April 30, 2016 with management and Marcum LLP (“Marcum”), the Company’s independent public accountant;
•	discussed with Marcum the matters required to be discussed in accordance with the rules set forth by the Public Company Accounting Oversight Board (“PCAOB”), relating to the conduct of the audit;
•	received written disclosures and the letter from Marcum regarding its independence as required by applicable requirements of the PCAOB regarding Marcum’s communications with the Audit Committee and the Audit Committee further discussed with Marcum its independence. The Audit Committee also considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit process that the Audit Committee determined appropriate; and
•	Based on the foregoing review and discussed, the Audit Committee recommended to the Company’s Board that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the 2016 fiscal year.

The Audit Committee of the combined organization is expected to retain these duties and responsibilities following completion of the Merger.

The Board of Directors has adopted a written charter setting forth the authority and responsibilities of the Audit Committee.

In 2016, the Audit Committee consisted of Mr. Karr, Mr. Davis, and Mr. Markulec. Mr. Karr has served as chair since June 2015. The Board has affirmatively determined that each member of the current Audit Committee meets the additional independence criteria applicable to audit committee members under SEC rules and the Stock Market Rules. The Board has affirmatively determined that each member of the Audit Committee is financially literate, and that all members meet the qualifications of an Audit Committee financial expert.

Compensation Committee

The Compensation Committee was formed in October 2014 and among other things, it is responsible for:

•	reviewing and making recommendations to the Board with respect to the compensation of our officers and directors, including the CEO;
•	overseeing and administering the Company’s executive compensation plans, including equity-based awards;
•	negotiating and overseeing employment agreements with officers and directors; and
•	overseeing how the Company’s compensation policies and practices may affect the Company’s risk management practices and/or risk-taking incentives.

The Compensation Committee of the post- Merger Board is expected to retain these duties and responsibilities.

The Board has adopted a written charter setting forth the authority and responsibilities of the Compensation Committee.

In 2016, the Compensation Committee consisted of Mr. Karr, Mr. Davis, and Mr. Markulec. Mr. Markulec has served as chair since November 2014. The Board has affirmatively determined that each member of the Compensation Committee meets the additional independence criteria applicable to compensation committee members under SEC rules and the Stock Market Rules.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, among other things, is responsible for:

•	reviewing and assessing the development of the executive officers and considering and making recommendations to the Board regarding promotion and succession issues;
•	evaluating and reporting to the Board on the performance and effectiveness of the directors, committees and the Board as a whole;
•	working with the Board to determine the appropriate and desirable mix of characteristics, skills, expertise and experience, including diversity considerations, for the full Board and each committee;
•	annually presenting to the Board a list of individuals recommended to be nominated for election to the Board;
•	reviewing, evaluating, and recommending changes to the Company’s Corporate Governance Principles and Committee Charters;
•	recommending to the Board individuals to be elected to fill vacancies and newly created directorships;
•	overseeing the Company’s compliance program, including the Code of Conduct; and
•	overseeing and evaluating how the Company’s corporate governance and legal and regulatory compliance policies and practices, including leadership, structure, and succession planning, may affect the Company’s major risk exposures.

The Nominating and Corporate Governance Committee of the post-Merger Board is expected to retain these duties and responsibilities.

The Board of Directors has adopted a written charter setting forth the authority and responsibilities of the Nominating and Corporate Governance Committee.

In 2016, the Nominating and Corporate Governance Committee consisted of Mr. Karr, Mr. Davis, and Mr. Markulec. Mr. Davis has served as chair since June 2015. The Company’s Board of Directors has determined that each current member of the Nominating and Corporate Governance Committee is independent within the meaning of the independent director guidelines of the Stock Market Rules.

Consideration of Director Nominees

As specified in our Corporate Governance Principles, we seek directors with the highest standards of ethics and integrity, sound business judgment, and the willingness to make a strong commitment to the Company and its success. The Nominating and Corporate Governance Committee works with the Board on an annual basis to determine the appropriate and desirable mix of characteristics, skills, expertise, and experience for the full Board and each committee, taking into account both existing directors and all nominees for election as directors, as well as any diversity considerations and the membership criteria reflected in the Corporate Governance Principles. The Nominating and Corporate Governance Committee and the Board, which do not have a formal diversity policy, consider diversity in a broad sense when evaluating board composition and nominations, and they seek to include directors with a diversity of experience, professions, viewpoints, skills, and backgrounds that will enable them to make significant contributions to the Board and the Company, both as individuals and as part of a group of directors. The Board evaluates each individual in the context of the full Board, with the objective of recommending a group that can best contribute to the success of the business and represent shareholder interests through the exercise of sound judgment. In determining whether to recommend a director for re-election, the Nominating and Corporate Governance Committee also considers the director’s attendance at meetings and participation in and contributions to the activities of the Board and its committees.

The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders, and its process for considering such recommendations is no different than its process for screening and evaluating candidates suggested by directors, management of the Company, or third parties.

Communications with Directors

Stockholders who wish to communicate with the Board of Directors may do so by sending a written communication addressed as follows: Board of Directors, Dataram Corporation, 777 Alexander Road, Suite 100, Princeton, NJ 08540 The Company’s Secretary or other officer will review each communication and forward the communication to the Board of Directors, to any individual director to whom the communication is addressed, and/or to any other officer of the Company considered to be necessary or appropriate.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers, and shareholders who own more than 10% of the Company’s stock to file forms with the SEC to report their ownership of the Company’s stock and any changes in ownership. The Company assists its directors and executives by identifying reportable transactions of which it is aware and preparing and filing the forms on their behalf. All persons required to file forms with the SEC must also send copies of the forms to the Company. We have reviewed all forms provided to us. Based on that review and on written information given to us by our executive officers and directors, we believe that all Section 16(a) filings during the past fiscal year were filed on a timely basis and that all directors, executive officers and 10% beneficial owners have fully complied with such requirements during the past fiscal year.

EXECUTIVE COMPENSATION OF THE COMPANY

The following table sets forth the compensation paid or earned by or awarded to our Principal Executive Officer (“PEO”), and the next two highest compensated executive officers.

Name and principal position (1)	Fiscal Year	Salary ($)	Bonus ($)	Other ($)(4)	Stock / Option Awards ($) (5)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($) (6)	Total ($)
David A. Moylan Chairman and Chief Executive Officer (PEO)(1)	2016	$212,000	$-	$ -	$243,977	$-	$ -	$9,540	$465,517
	2015	$56,784	$-	$ -	$ -	$-	$ -	$750	$57,534

Anthony M. Lougee Chief Financial Officer (PF&AO)	2016	$141,506	$-	$ -	$36,060	$-	$ -	$6,368	$183,934
	2015	$135,450	$3,000	$-	$ -	$ -	$-	$6,095	$144,545

John H. Freeman (2) Chief Executive Officer (PEO)	2016	$-	$ -	$-	$ -	$-	$ -	$-	$ -
	2015	$211,428	$ -	$101,750	$			$$9,514	$322,692

Jeffrey H. Duncan (3) V.P., Manufacturing & Engineering	2016	$-	$ -	$-	$ -	$-	$ -	$-	$ -
	2015	$160,734	$2,000	$6,500	$ -	$ -	$-	$7,233	$176,467

1)	David A. Moylan started with the company on January 22, 2015.
2)	John H. Freeman started was employed by the company from May 7, 2009 through January 22, 2015. During this period, Mr. Freeman had use of a company rented apartment, and beginning December 2010 through January 2015 a company car which have not been previously reported. The $101,750 represents an approximate applied value for the personnel use of those company assets.
3)	Jeffrey H. Duncan retired from the company on February 13, 2015.
4)	Automobile allowances. Effective January 22, 2015, the company eliminated its automobile allowance policy.
5)	We measure the fair value of stock options using the Black-Scholes option pricing model based upon the market price of the underlying common stock as of the date of grant, reduced by the present value of estimated future dividends, using an expected quarterly dividend rate of $0 in fiscal years 2016 and 2015. Risk-free interest rates ranging from [0.5% to 5.0%] were used.
6)	Payments by the Company to a plan trustee under the Company’s Savings and Investment Retirement Plan, a 401(k) plan. The Company does not have a pension plan.

Grant of Plan-Based Awards in 2016

There Company made grants of plan-based awards to executive officers of the Company in the Company’s fiscal year ended April 30, 2016. As of April 21, 2017, none of these awards are outstanding.

The Company has two equity incentive plans, the 2011 Equity Incentive Plan (the “2011 Plan”) and the 2014 Equity Incentive Plan (the “2014 Plan”). The size of grants under the 2011 and 2014 Plans are not predetermined in accordance with an incentive award. As of July 29, 2016, no shares remain available for issuance under the 2011 Plan and approximately 14,333 remain available for grant under the 2014 Plan.

Salary and bonus constituted approximately 55% of total compensation for the executive officers in fiscal 2016. All options granted are at an exercise price equal to the closing market price of the Company’s Common Stock on the date of grant. No dividends are paid or accrued with respect to options for the benefit of employees prior to the date of option exercise.

Outstanding Equity Awards at Year-End

There were no outstanding options at April 30, 2016.

Option Exercises and Stock Vested in 2016

There were no stock options exercised nor stock awards vested for executive officers during the fiscal year ended April 30, 2016.

EQUITY COMPENSATION PLAN INFORMATION AT APRIL 30, 2016

The Company has reserved for 83,333 shares of Common Stock for issuance under the 2014 Plan. Equity incentive awards play a significant role in the compensation provided to executive officers and employees in the current market. We intend on relying on equity compensation in order to attract and retain key employees, align the interests of our executive officers with those of our shareholders and to provide executive officers and other employees with the opportunity to accumulate retirement income. The 2014 Plan is designed to provide flexibility to meet our need to remain competitive in the marketplace in order to attract and retain executive talent and other key employees. There are approximately 6,555 shares available for future grant.

A summary of option activity for the Fiscal Year ended April, 2016 is as follows:

	Shares	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value (1)

Balance May 1, 2015	41,915	$25.44	3.59	$—

Granted	79,556	$4.89		$—
Expired	(12,444)	$38.13	—	—
Exchanged / cancelled	(109,027)	$9.03
Balance April 30, 2016	—	—	—	$—

1)	This amount represents the difference between the exercise price and $1.86, the closing price of Dataram common stock on April 30, 2016 as reported on the NASDAQ Stock Market, for all in-the-money options outstanding and all the in-the-money shares exercisable.

The number of securities to be issued upon exercise of outstanding options, securities remaining available for future issuance and weighted average exercise price has been adjusted to reflect the reverse 1-for-3 stock split effective July 11, 2016.

Employment Agreements and Change in Control Payments

Dataram has entered into employment agreements with executive officers and severance agreements with Mr. Moylan and Mr. Lougee which include change in control provisions. Dataram also sponsors several equity incentive compensation plans that provide the executive officers with additional compensation in connection with a termination of employment and/or change of control under certain circumstances. The information below describes certain compensation that is paid under plans and contractual arrangements currently in effect to each of the executive officers in the event of a termination of such executive’s employment with the Dataram and/or change of control of the Dataram as of that date.

The amounts shown below reflect the amount of compensation that is payable to each of the executive officers under existing plans and arrangements should the executive officer’s employment terminate within 18 months of the change in control occurring. These benefits are in addition to benefits available prior to the occurrence of any termination of employment, including under then-exercisable stock options and benefits available generally to salaried employees. The table below sets forth information regarding the estimated value of the potential payments to each of the executive officers, assuming the executive’s employment is terminated within 18 months of the change of control.

	Before Change of Control		After Change of Control
Name / Benefit	Termination Without Cause	Termination For Good Reason	Termination other than for Cause or Voluntary Resignation
David A. Moylan
Termination Payment	$500,000	$0	$500,000
Vesting of Stock Awards - Grants	100%	100%	100%
Vesting of Stock Awards - Options	Vesting schedule three months from termination date	Vesting schedule three months from termination date	Vesting schedule three months from termination date
Health and welfare benefits	$5,683	$0	$5,683

Anthony M. Lougee
Termination Payment	$200,000	$0	$200,000
Vesting of Stock Awards - Grants	100%	100%	100%
Vesting of Stock Awards - Options	Vesting schedule three months from termination date	Vesting schedule three months from termination date	Vesting schedule three months from termination date
Health and welfare benefits	$15,397	$0	$15,397

The Company has employment and severance agreements with executive officers as noted below.

On January 22, 2015, the Company’s Board of Directors appointed David A. Moylan to the position of Interim President and Chief Executive Officer of the Company. On June 8, 2015, the Board of Directors agreed to hire Mr. Moylan as President and Chief Executive Officer pursuant to the terms of an offer letter for a term of thirty six (36) months, with automatic renewals for successive one year terms unless terminated by written notice at least 90 days prior to the expiration of the term. Mr. Moylan is entitled to participate in any of the Company’s present and future life insurance, disability insurance, health insurance, and similar plans. Mr. Moylan has also agreed to certain non-solicitation and non-competition restrictions as part of his employment. In addition, on June 8, 2015, Dataram entered into a Change in Control and Severance Agreement with Mr. Moylan (the “Moylan Agreement”). The initial term of the Moylan Agreement is for two years, ending on June 7, 2017, with automatic renewals for successive one year terms unless terminated by written notice at least 90 days prior to the expiration of the term. Mr. Moylan currently receives a base salary of $236,000 per year and annual incentive compensation targeted at 100% of base salary. In accordance with the Moylan Agreement, as a result of the Merger and the change in Mr. Moylan’s position with the Company, Mr. Moylan is entitled to a lump sum cash payment of $500,000 within ten (10) days following consummation of the Merger. This payment shall be subject to all applicable tax and other legally-required withholdings and is further conditioned on the forfeiture of any future change in control related benefits and or payments.

On August 4, 2015, Anthony M. Lougee accepted the Company’s promotion to Chief Financial Officer, effective August 17, 2015 and entered into a Change in Control and Severance Agreement with the Company (the “Lougee Agreement”). The initial term of the Lougee Agreement is for three years, ending on August 16, 2018, with automatic renewals for successive one year terms unless terminated by written notice at least 90 days prior to the expiration of the term. Mr. Lougee currently receives a base salary of $144,000 per year and annual incentive compensation targeted at 100% of base salary. The agreement contains terms concerning confidentiality, post-employment restrictions on competition and non-solicitation of Company employees.

On February 7, 2017, Anthony M. Lougee entered into a separate agreement (“Incentive Agreement”) with Dataram Corporation whereby Mr. Lougee will receive a monthly bonus for a duration of up to but not to exceed six (6) months, an incremental monthly cash payment of $2,500 and a monthly equity award of 2,000 restricted shares of common stock in consideration for additional services performed commencing on the effective date of the agreement, February 16, 2017. The Incentive Agreement will continue until the earlier to occur of (i) Mr. Lougee terminating employment with the Company or any subsidiary or affiliate, (ii) six months after the consummation of the Merger or (iii) the date the Company retains another individual to serve as the Chief Financial Officer of the Company. The value of the shares issued will be determined as of market close on the last date of each month the shares are awarded in. The total potential equity bonus will not exceed 12,000 shares of restricted Common Stock, and total monthly cash bonus will not exceed $15,000. Pursuant to the terms of the Lougee Agreement and Incentive Agreement, as a result of the Merger, Mr. Lougee is entitled to a lump sum cash payment of $200,000 within ten (10) days following consummation of the Merger. This payment shall be subject to all applicable tax and other legally-required withholdings and is further conditioned on the forfeiture of any future change in control related benefits and or payments.

Compensation of Non-Employee Directors and Stock Ownership Guidelines

The Compensation Committee periodically evaluates the compensation of directors and recommends compensation changes to the Board as appropriate. Until August 2015, non-employee directors received only cash for their service on the Board. Commencing in September 2015, non-employee directors will receive a combination of cash and equity compensation for service on the Board. Directors who are employees of the Company shall receive no additional cash compensation for serving on the Board, but receive equity compensation for service on the Board in alignment with other directors. It is not expected that Director’s compensation will change as a result of the Merger.

While the Company does not require directors and officers to own a specific minimum number of shares of the Company’s Common Stock, the Company believes that each director and corporate officer should have a substantial personal investment in the Company. Directors and officers may not engage in short sales or put or call transactions with respect to Company shares.

Non-employee directors receive cash compensation of $24,000 per year for their service on our Board. There is no incremental compensation provided for committee chair or lead director roles. Company employees who are also directors receive no additional cash compensation for serving on the Board.

Commencing August 2015, all directors (non-employee and employee) began receiving equity awards in addition to cash compensation received for their service. These arrangements compensate them for their Board responsibilities while aligning their interests with the long-term interests of our shareholders.

The Compensation Committee makes recommendations to the Board concerning director compensation under the Company’s equity compensation plans and determines other director compensation arrangements, as appropriate. Under the Company’s Policy on Insider Information and Insider Trading, which applies to the Company’s directors, it is improper for directors to engage in short-term or speculative transactions in the Company’s securities.

The following table sets forth information concerning director compensation during the fiscal year ended April 30, 2016(1):

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($)(6)	Option Awards ($)	Non Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other ($)	Total Compensation ($)
Edward M. Karr (2)	$15,065	22,563	0	0	0	0	$37,628
Trent D. Davis (3)	$15,522	22,563	0	0	0	0	$38,085
Michael E. Markulec	$24,000	22,563	0	0	0	0	$46,563
Jon Isaac (4)	$8,802	0	0	0	0	0	$8,802
Richard D. Butler Jr. (5)	$20,152	4,563	0	0	0	0	$24,715

1)	All directors’ fees, except for equity awards, are paid in cash in the year earned. Directors who are not employees of the Company receive a quarterly payment of $6,000. During fiscal 2016, equity awards were issued to directors of the Company as noted above
2)	Effective June 16, 2015, Mr. Karr was appointed to the Company’s Board of Directors
3)	Effective June 8, 2015, Mr. Davis was appointed to the Company’s Board of Directors.
4)	Effective June 12, 2015 Mr. Isaac resigned from the Company’s Board of Directors.
5)	Effective December 3, 2015, Mr. Butler stepped down from the Company’s Board of Directors.
6)	The aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Audit Committee has responsibility for reviewing and, if appropriate, for approving any related party transactions that would be required to be disclosed pursuant to applicable SEC rules. This includes current or proposed transactions in which the Company was or is to be a participant, the amount involved exceeds the lower of either $120,000 or 1% of the average of the Company’s total assets at year end for the last two completed fiscal years, and in which any of the Company’s executive officers, directors, or greater than five percent shareholders, or any members of their immediate families, has a direct or indirect material interest. For the fiscal year ended April 30, 2016, there were no such transactions entered into since May 1, 2015, and the Audit Committee reviewed and approved these transactions. Apart from any transactions disclosed herein, no such transaction was entered into with any director or executive officer during the last fiscal year. Such transactions will be entered into only if found to be in the best interest of the Company and approved in accordance with the Company’s Code of Ethics, which are available on the Company’s web site.

During the fiscal years ended April 30, 2016 and 2015, the Company purchased inventories for resale totaling approximately $381,000 and $1,348,000, respectively, from Sheerr Memory, LLC (“Sheerr Memory”). Sheerr Memory’s owner (“Mr. Sheerr”) is employed by the Company as an advisor. Approximately $11,000 and $15,000 of accounts payable in the Company’s consolidated balance sheets as of April 30, 2016 and April 30, 2015, respectively, is payable to Sheerr Memory. Sheerr Memory offers the Company trade terms of net 30 days and all invoices are settled in the normal course of business. No interest is paid. The Company has made approximately $19,000 in purchases from Sheerr Memory subsequent to April 30, 2016 and management anticipates that the Company will continue to do so, although the Company has no obligation to do so.

During the fiscal years ended April 30, 2016 and 2015, the Company purchased inventories for resale totaling approximately $1,181,000 and $1,150,000, respectively, from Keystone Memory Group (“Keystone Memory”). Keystone Memory’s owner is a relative of Mr. Sheerr. Approximately $190,000 of accounts payable in the Company’s consolidated balance sheets as of April 30, 2016 is payable to Keystone Memory. At April 30, 2015 approximately $32,000 of accounts payable was due Keystone Memory. Keystone Memory offers the Company trade terms of immediately due and all invoices are settled in the normal course of business. No interest is paid. The Company has made approximately $290,000 in purchases from Keystone Memory subsequent to April 30, 2016 and management anticipates that the Company will continue to do so, although the Company has no obligation to do so.

On October 31, 2013, the Company entered into an agreement with Mr. Sheerr to leaseback the equipment and furniture that was sold to Mr. Sheerr on October 31, 2013 for $500,000. The lease is for a term of 60 months and the Company is obligated to pay approximately $7,500 per month for the term of the lease. The Company has an option to extend the lease for an additional two year period. The transactions described have been accounted for as a sale-leaseback transaction. Accordingly, the Company recognized a gain on the sale of assets of approximately $103,000, which is the amount of the gain on sale in excess of present value of the future lease payments and will recognize the remaining deferred gain of approximately $358,000 in proportion to the related gross rental charged to expense over the term of the lease, 60 months. The current portion of $72,000 deferred gain was reflected in accrued liabilities and the long-term portion of $179,000 is reflected in other liabilities – long-term in the condensed consolidated balance sheet as of April 30, 2015. As of April 30, 2016, the current portion of $72,000 deferred gain is reflected in accrued liabilities and the long-term portion of $107,000 is reflected in other liabilities – long-term in the consolidated balance sheet as of April 30, 2016.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

The following table sets forth certain information, as of April 21, 2017, with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned and addresses are c/o Dataram Corporation, 777 Alexander Road, Suite 100, Princeton, NJ 08540.

Name of Beneficial Owner	Role	Amount and Nature of Beneficial Ownership (1,2,3,4)
		Number	Percent
David A. Moylan	Chairman, Chief Executive Officer, and President	214,111	4.3%

Anthony M. Lougee	Chief Financial Officer and Corporate Secretary	38,833	*

Trent D. Davis	Director	52,644	1.0%

Edward M. Karr	Director	19,311	*

Michael E. Markulec	Director	35,978	*

Directors and Executive Officers as a group		360,877	7.3%

* Less than 1%.

1)	The number of shares has been adjusted to reflect the reverse 1-for-3 stock split effective July 11, 2016.
2)	On April 21, 2017 4,818,666 Common Stock and equivalents were outstanding.
3)	Unless indicated, each shareholder has sole voting and investment power for all shares shown, subject to community property laws that may apply to create shared voting and investment power.
4)	Beneficial ownership includes all stock options and restricted units held by a shareholder that are currently exercisable or exercisable within 60 days of April 21, 2017 (which would be June 20, 2017).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

DATARAM CORPORATION

Dated: April 21, 2017	By:	/s/ David A. Moylan
David A. Moylan
Chief Executive Officer